CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                              atty.cnd@verizon.net
                               bmi.cnd@verizon.net
      5718 Tanglewood Drive
      Bethesda, Maryland 20817                                    (301) 263-0200

                                                            (Fax) (301) 263-0300
                                 April 13, 2005

VIA MESSENGER AND EDGAR
-----------------------

Max A. Webb, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: YTB International, Inc. and its predecessor REZconnect Technologies, Inc.. (the "Company") Multiple Filings as Outlined Below in Parts I-V
                               -----------------------------------------------
Dear Mr. Webb:

         The Company and I are in receipt of your March 2, 2005 comment letter (the "letter") relating to the sev-eral filings--namely, a Form SB-2 (originally filed as a Form S-3. a Schedule 14C Preliminary Information Statement, a Form 10-KSB and Forms 8-K--recently made by the Company as currently constituted or its predecessor. In response to the staff's letter relating to these filings, I hereby submit this response on behalf of the Company to the staff's comments together with the Pre-Effective Amendment No. 1 to the Form SB-2, a Form10-KSB/A and Amendment No. 2 to the Schedule 14-C Preliminary Information Statement as well as associated revised audit being filed as exhibits for the first two of these. In addition to the EDGAR filings of marked and unmarked versions of these filings, we are sending by messenger (to facilitate your review) three Word red-lined copies marked to reflect cumulative proposed changes since the respective last prior filing was made.

PART I: Form SB-2 (originally filed as Form S-3) Registration Statement, File No. 333-122936: See Pre-Effective Amendment No. 2 to the Form SB-2 being filed concurrently

Comment No. 1
-------------
As the staff properly observed, the Company failed the Form S-3 requirement number 3. As a consequence, the Company refiled the Registration Statement associated with this proposed secondary offering as a Form SB-2 (and Amendment No. 1 to the Form S-3, deregistering the prior filing on Form S-3 and adopting the same Registration No. 333-122936).

PART II: Preliminary Information Statement, filed January 24 and revised February 25, 2005: See Amend-ment No. 2 to Schedule 14C Information Statement being filed concurrently

Comment No. 2
-------------
The Item 14 information has been incorporated by reference to the Form 10-KSB.

Comment No. 3
-------------
The legal basis and associated facts related to the '33 Act Section 4(2) issuance of stock to the YTB Stockholders: The issuance of the Merger Stock
pursuant  to  Section  4(2)  of  the   Securities  Act  of  1933  was  to  YTB's
shareholders, all of whom are knowledgable about the Company, have been associated with the Company for more than two years and were provided all information--and opportunity to ask questions--appropriate to make an informed investment decision. The description addressing the transaction has been supplemented to reflect the basis for the respective '33 Act exemptions associated.

Comment No. 4
-------------
The requested revisions have been made.

Comment No. 5
-------------
The requested discussion on why six directors were selected, pending selection of the 3 independent directors, has been expanded.

Comment No. 6
-------------
The quorum requirements for both New and Delaware is the same, namely a simple majority. That disclosure has been expanded ..

Comment No. 7
-------------
The requested changes have been incorporated in the form of a table addressing the differences between New York and Delaware provisions .

Comment No. 8
-------------
The requested supplemental disclosures regarding differences between New and Delaware as to the directors' ability to grant options have been incorporated.

Comment No. 9
-------------
The requested theoretical construct has been added, namely that the proposals that might be made more difficult to accomplish, even if in the best interests of the shareholders.

Comment No. 10
--------------
The governance proposals were largely considered "housekeeping," in effect a judgment to effect while these other organic changes were being adopted. Current and prior counsel had urged the Company to change the domicile as better achieving a profile appropriate for the anticipated move to exchange trading and greater corporate visibility. In fact, this has been considered an objective to pursue in due course. The governance proposals being adopted at this time categorically were NOT the result of "...management's knowledge of any specific effort to accumulate the Company's securities or to obtain control of it by means of a merger, tender offer, solicitation in opposition to management or otherwise..." Statements reflecting same have been incorporated into the disclosure.

Comment No. 11
--------------
A separate proposal and disclosure regarding the increase in authorized common from 20MM to 50MM shares has been incorporated as requested.

Comment No. 12
--------------
Responsive to the staff comment, undersigned counsel's (i) tax opinion and (ii) consent are attached as exhibits to the Schedule 14-C as required pursuant to
Item 601 of Regulation S-B.

Comment No. 13
--------------
The missing gaps in the beneficial ownership table has been completed.

PART III: Form 10-KSB for year ended 12-31-04, filed February 23 and amended February 25, 2005: See Form10-KSB/A being filed concurrently

Comment No. 14
--------------
The Sarbanes-Oxley certifications have been updated and re-executed

Comment No. 15
--------------
All percentages listed in the table have now been corrected to reflect each item's percentage relationship to the total revenue reported in the statement of operations of the Company.

Comment No. 16
--------------
Commission expense was not reported as a separate component of operating expenses in 2003. Such commissions, which amounted to $906,235, were included as part of "Cost of travel services and products" in the 2003 statement of operations. A reclassification adjustment has been made to the 2003 financial statements to reflect such commissions as a separate line item for comparative purposes. See revised financial statements.

Comment No. 17
--------------
Due to the inconsistent treatment in the reporting of commission expense (as addressed in Comment No. 16 above), "Cost of travel services and products" appears to have decreased from 2003 to 2004. This inconsistent reporting has been adjusted and revised for comparability purposes, also as addressed in Comment No.16 above.

Comment Nos. 18, 19, 20, and 21
-------------------------------
See the corresponding revisions made to the disclosures contained in the Management Discussion and Analysis ("MD&A") Report. Note that the Company expects significant increases in sales, income and associated commission expenses as a consequence of the YTB merger into the combined books. The Company's MD&A covered 2004 in only 21 days of YTB were included in the numbers. In addition, 2005 revenues, income and cash flow will increase substantially with the inclusion of YTB and related supplemental funding to provide strong capital if and as needed.

Comment No. 22
--------------
Cash requirements over the next twelve months include an estimated $13 million to pay for commissions and bonuses, plus an additional estimated $4 million for all other operating expenses. Debt service is currently minimal, and is expected to be immaterial overall during the next twelve months and beyond. Moreover, the Company's cash requirements in 2005 will be reduced since the Company expects greater revenues and income from YTB oper-ations in 2005 (and are expected to have an even greater impact in 2006). That is expected to occur as the Company continues to promote the Referring Travel Agents ("RTAs") and reduce the Company's development costs that were incurred in prior years.

The Company is contingently liable, however, under the terms of a secured convertible term note, for the approximate maximum amount of $278,000 in 2005 if the quoted market price of its stock falls below a specified minimum amount. Such maximum contingent liability would approximate $667,000 per year in years 2006 and beyond, should such stock price fall below the specified minimum. This contingent liability has now been added as an additional disclosure to the 2004 financial statements in the "Commitments and Contingencies" footnote, Note 6.

Comment No. 23
--------------
Disclosure relating to securities authorized for issuance has been added.

Comment No. 24
--------------
There has been no repurchases by the Company or on its behalf such as though affiliated purchasers. A statement reflecting such inapplicability has been added.

Comment No. 25
--------------
The independent auditors' report has been revised as requested. See revised financial statements.

Comment No. 26
--------------
The statements of operations, cash flows and changes in stockholders' equity, as well as the independent auditors' report, have been so revised. See revised financial statements.

Comment No. 27
--------------
The Company's E&O policy covers it for $2,000,000 for any errors or omissions made by the Company or any RTA who books through it. Since the E&O policy is less than $1,500 per year, the line item is insignificant relative to the Company's expenses.

Comment No. 28
--------------
Franchise fees are earned when the contract is signed and a site is selected by franchisee with our help. They have up to 6 months to select the site or the agreement is cancelled. With Wal-Mart stores the site is in place at the time the contracts are signed so money is earned at that time. The front-end franchise fees covers the Company's admin-istrative expenses, assistance expenses in helping franchisees get into business including training and is described fully in the agreements. No money is refundable after the site is selected for any reason and is disclosed clearly in the agreement.

A deposit is due for the one-time franchise fee upon the franchisee's signing of a franchise agreement. Revenue from this one-time fee is recognized upon both the selection of a site location by the franchisee and the subsequent execution of a corresponding lease agreement, at which time any remaining balance becomes due. Fees paid are non-refundable for any reason once a site location has been selected.

We believe that it is appropriate to recognize revenue at this point in time because it is at this point that all material conditions prior to the opening of a franchised business have been satisfied and all substantial doubts of collectibility have been eliminated. A franchise fee is charged to the franchisee for their right to conduct business by the use of resources provided by the Company. (Such resources include, but are not limited to, the Company's "Rezconnect" trade name, booking engines and websites).

The associated rights of customers, the Company's obligations over the period of the relationship and the refund policy are described in detail in the master franchise agreement.

See revised Note 2 to the financial statements regarding "franchise fees" under the caption "Revenue recognition."

Comment No. 29
--------------
See revised Note 2 to the financial statements regarding "other on-line income" under the caption "Revenue recognition".

Comment No. 30
--------------
See revised Note 2 to the financial statements regarding "commissions" under the caption "Revenue recognition." The Company accounts for commissions only earned from travel sales and other incentives paid to it upon receipt of funds from vendors. The Company accounts for these on a net basis. In the event the Company acted as the whole-saler, then the Company records the income from the sale of travel and expenses the cost of travel leaving the Company the profit on the sale less commissions paid to RTAs for producing the sale thru their site.

Comment No. 31
--------------
All transactions effected through its computer system show the Company as the agent of record and the Company records the commission income on its books. When the Company pays the shared commissions with the RTA, it is recorded as commission expense. Again, the Company does not reflect commission income on the sale unless the Company acted as the wholesaler (in which case, the Company records the entire sale and deducts the cost of sale to the vendors and the commission expense to the RTA). Most transactions are commission-based income and expense--i.e., not in a wholesaler capacity; accordingly, the Company reflects such transactions based on net revenues.

Comment No. 32
--------------
If the Company acts as the wholesaler, then the entire sale is booked, reflecting that it acted as agent of record and transacted the booking via the Company's own merchant program with associated expenses recorded against the income.

Comment Nos. 33 and 34
----------------------
900,000 common shares were issued to the Company's CFO in the year 2004, in lieu of compensation, pertaining to his services rendered during the years 2001 through 2004. Only 500,000 of such shares, however, pertained to services rendered in year 2004, while the remaining 400,000 shares pertained to services rendered in the years 2001, 2002 and 2003. The issuance of all 900,000 shares represented compensation to the CFO for the following years and in the following amounts:

   o     2001 - $67,200
   o     2002 - $67,200
   o     2003 - $67,200
   o     2004 - $50,400

With respect to the years 2001 through 2003 (which totaled $201,600), compensation expense was erroneously not recorded in any of these years. To correct such unrecorded compensation for those years, a prior period adjustment ("PPA") has been reflected in the 2004 Statement of Changes in Stockholders' Equity, which has the effect of further increasing an already existing accumulated deficit balance as of January 1, 2004 by an additional $201,600.

There was an additional PPA made in 2004 to record a second, unrelated error (in the amount of $66,660) to correct the beginning accumulated deficit balance as of January 1, 2004, by crediting the beginning deficit (which had the effect of lessening the deficit balance). The sum total of these two PPA's netted to a further decrease to the beginning balance at January 1, 2004 by $134,940. Therefore, such beginning deficit balance at January 1, 2004 has been restated from the original reported "negative" amount of $(5,763,256) to $(5,898,196), as a result of the two prior period adjustments.

Compensation expense of $50,400 was recognized in 2004 as a result of the issuance of the aforementioned 500,000 (of the 900,000 total) shares pertaining to the services rendered by the CFO/officer in the year 2004.

Comment No. 35
--------------
Although the Company now operates franchises in eight foreign countries, revenue is generated from just three of these eight countries. Such revenue generated from these three foreign countries amounts to an insignificant and immaterial portion of the overall total revenue of the Company. Accordingly, Company's management considers it impracticable to report such geographic information.

Comment No. 36
--------------
Note 11 to the financial statements has been revised to reflect the cost of an acquisition. Supplementally, please be advised that the Company hired a consultant to assist it with the purchase. The consultant calculated the value from how many RTAs were in the system in August 2005 as well as the forecasts provided by YTB as part of the associated negotiations.

Comment No. 37
--------------
While the stock traded around 10,000 shares a day, the Company's consultant engaged to establish a valuation of the Company considered the value of the acquisition to be equal to the Company's own assets (including intangibles). That value was recorded at the then current market cap of the Company.

Comment No. 38
Note 11 to the financial statements has been revised to disclose the amount of goodwill by reportable segment.

Comment No. 39
--------------

In connection with the Company's acquisition of YTB, the Company identified the following intangible assets, at the following allocable costs, that meet the criteria for recognition as assets apart from goodwill, pursuant to SFAS No. 141:


Assets that meet the contractual-legal criterion                        Amount
------------------------------------------------                      ----------

     []  Online computer systems' trade names                          $ 956,167
     []  Internet domain names                                           478,083
     []  Agreements with sales representatives                        11,155,283


Assets that meet the separability criterion
-------------------------------------------

     [] Customer lists                                                 2,390,418
                                                                     -----------

     Total allocable cost of intangible assets other than goodwill    14,979,951

     Total cost recognized as goodwill                                   956,167
                                                                        --------


          Total allocable cost of intangible assets acquired         $15,936,118
                                                                      ==========


Comment No. 40
--------------
This item is factually incorrect. YTB does not provide any services to Rezconnect Technologies, Inc.; rather, it is Rezconnect that provides services to YTB. (See Comment No. 42 following).

Comment No. 41
--------------
The contract was not voided; rather, the contract language was modified to remove the 20-year exclusivity clause only. (Note 1 to the historical financial statements has been revised accordingly). Further, no part of the purchase price was in settlement of the contract upon the merger.

Comment No. 42
--------------
The consolidated pro forma financial statements and related notes have been revised to reflect the appropriate eliminating adjustments.

Comment No. 43
--------------
We believe that no pro forma adjustments are necessary since the compensation agreements with the senior executives were not entered into until the year 2005.

Comment No. 44
--------------
The pro forma financial statements, and the related notes thereto, have been revised accordingly to reflect the correct number of pro forma weighted-average common shares outstanding as of January 1, 2004, and to correct the calculated pro forma loss per common share for the year ended December 31, 2004.

Comment No. 45
--------------
The codes of ethics disclosure has been incorporated.

Comment No. 46
--------------
All executives have a bonus plan as described in the employment agreement which took effect January 1, 2005 and did not reflect any expense in 2004.

PART IV: Form 8-K Financial Statements of years ended 12-31-03 and 12-31-02 and nine months ended 9-30-04: See supplemental info below

Comment No. 47
--------------
The financial statements of YourTravelBiz.com, Inc. (YTB) do not reflect any "cost of goods sold" because YTB is a service organization. YTB does not sell "goods"; rather, sales are generated predominantly by network marketing and referrals, and by the providing of maintenance and training services. Thus, the costs of YTB's revenue are all selling expenses (i.e. sales bonuses and commissions). Such expenses are disclosed in the financial statements in the supplemental schedules of general and administrative expenses.

PART V: Notes to Financial Statements: Reflected as appropriate in the revised audit being filed respectively as exhibits respectively to Amendment No.2 to the Form SB-2 and the 10-KSB/A

Comment No. 48
--------------
Our online travel agencies license the site from the Company at $49.95 a month and allows them to sell travel in which the Company hosts the sites, handle the transactions on line and process them for the RTA and pay commis-sions to the RTA based on a commission splitting formula

Comment No. 49
--------------
The Company has three separate subsidiary companies, two of which employ multiple-level marketing. YTB Travel Network is the travel agency that our contracted Referring Travel Agents (RTAs) sell travel through. When their customers (retail travelers) book travel on their Internet travel site, they are booking that travel through YTB Travel Network. RTAs can only sell travel.

The second company, YourTravelBiz.com, Inc. ("YTB") is a marketing company that compensates its separately contracted Independent Marketing Representatives
(Reps) for selling software necessary for selling travel on the Internet, also known as enrolling RTAs. Reps cannot sell travel and RTAs cannot enroll other RTAs. The Reps are, in reality, the sales force that sells our home-based Internet travel business.

The multi-level marketing RTAs work to bring in other RTAs in which they get a share of the front-end membership fees. Each RTA who brings in additional RTAs earns revenues from a variety of sources, including sharing the membership fees, travel commissions from his own site and the RTAs he brought in as well as travel savings. RTAs who bring in other RTAs make money from that process and can earn further revenues from down line RTAs brought in by their sales. The product that they sell is the website which earns the RTAs revenue directly on their site and sites of the RTAs they bring in.

In summary:
- Each RTA that brings in other RTAs makes money from the memberships plus other revenues from the monthly fees in his down line.
- The RTAs also make money on travel sales from their RTAs online travel agency.

Comment No. 50
--------------
Since RTAs are never compensated for the sale of travel, there is no compensation paid to them. Instead, these RTAs are dually contracted with YTB Travel Network and YourTravelBiz.com and are paid overrides and bonuses. In addition, there is a 10% override paid to the PowerTeam Leader of the gross commission earned on travel booked by any PowerTeam Enrolled RTA (an RTA enrolled by any Rep in their PowerTeam) but only if that PowerTeam Leader is also an RTA. They also can qualify for bonuses of $500 and $5,000 if a PowerTeam enrolled RTA earns $1,000 and then $5,000, respectively, in travel commissions in their first year as an RTA.

Comment No. 51
--------------
Every RTA in a PowerTeam must build a 1ST Team, comprised of 3 personally sponsored RTAs and a total of 6 active RTAs, before they may begin their own PowerTeam. Those 3 RTAs must do the same. This continues as long as RTAs sponsor other RTAs down to the next qualified PowerTeam Rep. These reps all are able to enroll RTAs and earn marketing compensation. The RTAs they enroll are the ones who sell retail travel.

Comment No. 52
--------------
YTB Travel Network supplies each RTA with a weekly travel special newsletter that the company delivers via E-mail with links to the individual RTAs Internet travel site. The Company is able to enforce the company-wide sales policies through the software each RTA purchases, updates and weekly communications.

Comment No. 53
--------------
Revenue is earned within one month of signup for the membership and each month after it expires for the monthly fees for the site. The front-end membership is the right to participate in the system, receive startup materials and online training for the system. No refunds are provided after the one month holding period. The membership fee does not require a web site--i.e., they may sign up for the membership without a site, the fee being earned from front end services provided. The site fee is for hosting, maintenance and other services provided to maintain the site and earned in the month provided. The Company does not licensing RTAs software.

No. 53
------
Revenue is earned within one month of signup for the membership and each month after it expires for the monthly fees for the site. The front-end membership is the right to participate in the system, receive startup materials and online training for the system. No refunds are provided after the one month holding period. The membership fee does not require a web site--i.e., they may sign up for the membership without a site, the fee being earned from front end services provided. The site fee is for hosting, maintenance and other services provided to maintain the site and earned in the month provided. The Company does not licensing RTAs software. Refer to item No. 29 and revised Note 2 to the financial statements of Rezconnect Technologies, Inc. for the years ended December 31, 2004 and 2003.

Supplementally, please be advised:
~ Revenue is the sale of an OnLine Travel Store and monthly maintenance fee. Revenue is recognized when it is received. There is a one time sign up fee for the RTA relating to activation and set up of their web site.
~ The Company's standard refund policy includes a three day right of recession. ~ The Companyrecognizes revenue on a cash basis.
~ Travel income is recognized  from travel commissions earned and received

Comment No. 54
--------------
It is appropriate to account for the one-time set-up fee and the monthly membership fees as separate units of accounting because Company management believes that these types of fees meet the criteria for such accounting, pursuant to the guidance as set forth in paragraph 9 of EITF Issue No. 00-21. Management believes that both the one-time set-up fee and the monthly membership fees each has value on a "standalone" basis; that there is objective and reliable evidence of the fair value of the amount of the fees, based on similar fees charged by competitors; and that the performance of the "undelivered items" is considered probable, based on past history.

Please note that network marketing regulations allows RTAs to join the system and not buy the products, in this case the website and its associated services. RTAs do that separately and can choose the membership without creation of a website.

The one time set up fee is a single event and accounted for on a cash basis while the monthly membership fee is for an unspecified time and can be cancelled at any time. Recording separately also assists in management analysis purposes as well as internal auditing verification.

Comments No. 55 and 56
----------------------
The Company has prepared and has available our customer website addresses. However, there are more than 8,500 active websites, making the requested information impractical, if not unwarranted. In that context, we request waiver of this comment. Failing that, this proprietary information will need to be accorded confidential treatment.

The data for non-active accounts for 30 days, 90 days, 120 days and 360 days is not available. The number of online travel agencies sold during 2003 was 4,223, the number sold for 2004 was 10,005 and, since inception, has exceeded 18,000.

Comment No. 57
--------------
There are no legal proceedings currently outstanding. Four franchisees are currently in collection with a third party company seeking to collect back fees; in the event such franchisees do not pay, the Company will pursue court actions to protect its interests.

Comment No. 58
--------------
All related party transactions have been disclosed.

Comment No. 59
--------------
The  timing  of  compensation  earned by our RTAs  follows:
~ Weekly - Based onprevious week sales
~ Monthly - Paid the 20th of each month  following the month earned.
RTAs must be qualified to earn override and bonuses by maintaining a minimum number of personally enrolled RTA's.

Associated expenses are recognized as paid to the RTA.

Comment No. 60
--------------
Appropriate revisions have been made to the financial statements of Rezconnect Technologies, Inc. for the years ended December 31, 2004 and 2003 to include the schedules of general and administrative expenses for such years.

Comment No. 61
--------------
Predecessor auditors, by use of their professional judgment, chose not to implement the provisions of SOP 97-2 (or SOP 98-9) with respect to the recognition of software licensing revenue since the effective date of SOP 97-2 in 1997. In order to maintain reporting consistency, such revenue continues to be recognized in the same manner as in all prior periods.

                         ------------------------------

         To facilitate your review, we are sending, via messenger, as indicated above, three Word- marked copies of these materials. Upon completion of your review, we trust you can advise us that all comments will have been satisfied and the Company's Registration Statement can be declared effective at a mutually convenient time. We welcome your advice that we can file a Rule 461 Request for Acceleration to coordinate such date of effectiveness. Thank you for your assistance and prompt review of these materials.

                                                     Very truly yours,

                                                     /s/ Carl N. Duncan

                                                     Carl N. Duncan

Enclosures

cc:      Michael Y. Brent
         Rich Costa